06010451

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

10th January 2006

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement dated 6 January 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous

Aldous Chiu

Encl.
AC/kh

dlw 1/25

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 0017)

NEW WORLD TMT
新世界信息科技有限公司*
New World TMT Limited
(incorporated in the Cayman Islands with limited liability)
(Stock Code: 0301)

JOINT ANNOUNCEMENT

PROPOSED PRIVATISATION OF NEW WORLD TMT LIMITED BY NEW WORLD DEVELOPMENT COMPANY LIMITED BY WAY OF A SCHEME OF ARRANGEMENT UNDER SECTION 86 OF THE COMPANIES LAW, CAP. 22 (LAW 3 OF 1961) AS CONSOLIDATED AND REVISED OF THE CAYMAN ISLANDS

Financial Adviser to New World Development Company Limited

Standard Chartered

Standard Chartered Bank (Hong Kong) Limited

This announcement is made further to the document dated 16 December 2005 sent by NWTMT to the Shareholders in relation to the Proposal (the "**Scheme Document**"). Terms defined in the Scheme Document have the same meanings when used in this announcement.

An article entitled "Shareholder AIG Fund II consents to privatisation" appearing in a Chinese newspaper on 4 January 2006 contained a statement that "both parties have reached consensus (in relation to the Proposal)" (the "**Article**").

In response to the Article and at the request of the Executive, the respective board of directors of NWD and NWTMT clarifies that neither NWD nor NWTMT had made such statement and there was never any agreement, arrangement or undertaking between NWD (and parties acting in concert with it) and AIG Fund II, a substantial shareholder of NWTMT, as to how the 96,848,750 Shares (representing approximately 10.17% of the issued share capital of NWTMT) interested in by AIG Fund II should be voted at the Court Meeting and the Extraordinary General Meeting.

Shareholders and/or potential investors in NWTMT are advised to exercise extreme caution when dealing in the Shares.

By Order of the Board of
New World Development Company Limited
Leung Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World TMT Limited
Richard Poon
Company Secretary

Hong Kong, 5 January 2006

As at the date of this announcement, the board of directors of NWD comprises: (a) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (b) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (c) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

The directors of NWD jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWTMT Group) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWTMT Group) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWTMT Group) misleading.

As at the date of this announcement, the board of directors of NWTMT comprises: (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. WONG Chi-Chiu, Albert and Dr. WAI Fung-Man, Norman; (ii) non-executive directors: Mr. Wilfried Ernst KAFFENBERGER (alternate director to Mr. Wilfried Ernst KAFFENBERGER: Mr. YEUNG Kun-Wah, David), Mr. FU Sze-Shing, Mr. LEE Sean, Sammy and Mr. LAI Hing-Chiu, Dominic; and (iii) independent non-executive directors: Dr. LAM Man-Kit, Dominic, The Honourable SHEK Lai-Him, Abraham and Mr. KONG Chi-How, Johnson.

The directors of NWTMT jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement (other than that relating to the NWD Group (except the NWTMT Group)) misleading.

* *For identification purposes only.*